Cash Accumulation Trust
For the annual period ended 9/30/07
File number 811-04060
CASH ACCUMULATION TRUST
National Money Market Fund

Supplement Dated September 25, 2007 to
Prospectus and Statement of Additional Information dated November
29, 2006

Important Information: Redemption of All Shares of National
Money Market Fund

        At a recent meeting, the Board of Trustees of Cash
Accumulation Trust approved a proposal to redeem all of the outstanding shares of National Money Market Fund (the Fund) and to terminate the operations of the Fund.

       The Board determined that it was in the best interest of shareholders for the Fund to cease operations. Accordingly, the Board approved a proposal to redeem all of the outstanding shares of the Fund. Under the proposal, shareholders of the Fund will receive payments equivalent to the net asset value of their shares as of the redemption date. The redemptions are scheduled to take place on or about November 19, 2007 (the "Redemption Date"), and payments will be sent to shareholders as soon as practicable thereafter.

        At any time prior to the Redemption Date, shareholders may redeem their shares, and receive the net asset value thereof.

       Fund shares held on the Redemption Date through Prudential Mutual Fund Services Individual Retirement Accounts
("IRAs") will be exchanged for shares of MoneyMart Assets to avoid penalties that may be imposed on holders of IRAs under the Internal Revenue Code if such Fund shares were redeemed in cash.

       You may be subject to federal, state, local or foreign taxes on redemptions of Fund shares. You should consult your tax adviser for information regarding all tax consequences applicable to your investments in the Fund.






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